African Metals Corporation

515 - 475 Howe Street, Vancouver, BC, V6C 2B3 Tel: 604-684-4100 Fax: 604-684-5854
Website: www.africanmetals.com E-mail: info@africanmetals.com

FOR IMMEDIATE RELEASE

October 19, 2005
12g3-2(b) Exemption #82-1856
Trading Symbol: AFR

African Metals Announces a New Investor Relations Agreement

VANCOUVER, BC – Willis W. Osborne, Chief Executive Officer of African Metals Corporation (TSX Venture Exchange: AFR), is pleased to announce the completion of an Investor Relations Agreement with George Butterworth. Mr. Butterworth will work for a minimum of three months for African Metals during which he will be interfacing with shareholders and potential investors to inform them of the Company's activities and to explain the potential of the Company's projects. For his efforts, Mr. Butterworth will be receiving $1,500 per month from the Company. After the initial three month period, either African Metals or Mr. Butterworth can cancel the arrangement at any time.

Mr. Butterworth graduated from the University of Manitoba in 1966 with degrees in English and Economics. He worked in sales with IBM for 11 years and then he founded and worked for First Reserve Securities for 6 years where he raised funds for flow-through financings and tax shelters. He has worked in an administration and investor relations capacity for small cap companies for several years.

ON BEHALF OF THE BOARD OF DIRECTORS
OF AFRICAN METALS CORPORATION

"Willis W. Osborne"
Willis W. Osborne
CEO & Director